December 16, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0510

Attention:	Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance

NewMarket Corporation

Form 10-Q for the period ended September 30, 2011

File No. 1-32190

Dear Mr. Cash:

We are writing in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 6, 2011, with respect to the above-referenced filing.

For convenience of reference, the Staff comment is reprinted in italics and is followed by the Company’s response.

Form 10-Q for the period ended September 30, 2011

Note 12. Consolidating Financial Information, page 25

1.	We note your response to our prior comment three; however, it continues to be unclear to us how and why you believe classifying cash flows related to intercompany borrowings in operating activities is appropriate. Please refer to the example set forth at ASC 830-230-55-2.

Response

In future filings, we will classify these cash flows as financing activities in the Consolidating Financial Information note.

* * * * * * *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

December 16, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-5055 or, in my absence, Wayne Drinkwater at (804) 788-5538.

Very truly yours,

By:	/s/ David A. Fiorenza
David A. Fiorenza
Vice President and Chief Financial Officer

cc:	Thomas E. Gottwald

M. Rudolph West

Wayne C. Drinkwater